NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS FINALIZES
CONTRACT WITH KINDER MORGAN CANADA

Edmonton, Alberta, July 13, 2007 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX / NYSE: NOA) signed a $185 million contract for the supply of pipeline construction services for Kinder Morgan Canada’s TMX Anchor Loop project.

“We are pleased to be working with Kinder Morgan on a project that is consistent with growth in our pipeline segment,” said Rod Ruston, President and CEO of NAEP. “This work will take us through some of the most challenging terrain in Canada. NAEP is well prepared to meet the stringent requirements of crossing Jasper National Park and Mount Robson Provincial Park and meet stakeholder expectations”

Phase 1 of this multi-phase project starts near Hinton, Alberta and runs for 160 km through Jasper National Park and Mount Robson Provincial Park, terminating just outside the Mount Robson Provincial Park boundary. The project is slated to begin in August 2007 with a duration of 18 months and will employ over 450 people at the height of construction.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in forward-looking statements include success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of our debt instruments, exchange rate fluctuations, weather conditions, performance of our customers, access to equipment, changes in laws and ability to execute transactions. Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email:   krowand@nacg.ca